Exhibit 99.2

William J. Pulte, Founder and Largest Shareholder of PulteGroup,
Sends Letter to the Board of Directors of PulteGroup, Inc.

April 4, 2016 — William J. Pulte, the founder and largest shareholder of PulteGroup, Inc., today announced that he sent the following letter to the Board of Directors of PulteGroup, Inc.:

April 4, 2016

The Board of Directors

PulteGroup, Inc.

3350 Peachtree Road NE, Suite 150

Atlanta, Georgia 30326

Ladies and Gentlemen:

As the founder, former Chairman and CEO, and largest shareholder of PulteGroup, Inc., I am writing in light of the company’s public announcements this morning to reiterate my extreme disappointment in the leadership of CEO Richard Dugas and the lack of performance of PulteGroup under his watch.

I told Richard early on in his tenure that I intended to allow him to own and drive PulteGroup’s operations and strategy and not to insert myself into the day-to-day operations of the company. Unfortunately, Richard Dugas’ lack of performance and repeated bad decision-making has led me to conclude that the company needs new leadership.

Accordingly, I recently approached Richard Dugas and the Board and conveyed my disappointment in Richard Dugas’ leadership and the need for an immediate change. Based on ensuing discussions I had with members of the Board, I understood that the Board was seriously considering my concerns, and I hoped that they would take steps to implement a near-term change for the benefit of PulteGroup shareholders.

This morning, however, I learned that PulteGroup announced that Richard Dugas had informed the Board of his intention to retire over a year from now. This falls far short of the short-term leadership change that PulteGroup shareholders and PulteGroup employees need.

In addition, the company also disclosed this morning in its definitive proxy statement for the 2016 annual shareholder meeting that the Board had determined not to nominate James Grosfeld to continue as a director of PulteGroup “for a number of reasons, including as a result of differing points of view between Mr. Grosfeld and the other independent directors over succession planning and other business strategy matters.” The company had previously disclosed in its preliminary proxy statement for the 2016 annual shareholder meeting that Mr. Grosfeld was a nominee. The Board’s decision not to renominate Mr. Grosfeld reflects an attempt to stifle any differing views on management and business strategy matters, which is contrary to good corporate governance. Jim Grosfeld is highly regarded as one of the best homebuilding executives and homebuilding financial experts in the history of the U.S. homebuilding industry.

Specific examples of the leadership failures of Richard Dugas and the inadequate performance of PulteGroup under his watch include, but are not limited to, the following:

•	Since Richard Dugas was appointed CEO almost 13 years ago, PulteGroup’s stock price has not appreciated significantly, even when many peers have performed strongly since the Great Recession.
•	Richard Dugas laid off key and irreplaceable homebuilding talent that have left the Company.
•	After many years of losses at PulteGroup, Richard Dugas moved the Company’s headquarters from suburban Detroit to Atlanta, which cost the shareholders tens of millions of dollars with no apparent benefit to shareholders. It is important to note that PulteGroup had become the largest homebuilder in the United States while headquartered in Michigan.

The shareholders and employees of PulteGroup deserve a strong and growing company, especially in today’s highly competitive and growing environment. The necessary management changes are long overdue, and the succession plan announced by the Board only serves to further delay these changes to the detriment of shareholders. PulteGroup has great assets and many loyal and talented employees, whose potential is waiting to be realized with effective leadership. This is not about going backward; this is about going forward with the right CEO and the right strategies.

Accordingly, I am asking the Board to significantly accelerate the announced succession plan for Richard Dugas, and recruit an experienced and seasoned homebuilding operator as CEO, one who truly understands the homebuilding business.

I stand ready to assist in identifying such a person and enabling a bright future for PulteGroup and my fellow shareholders.

Bill Pulte

Founder

Pulte Homes (PHM:NYSE)